                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                 THE FIRST QUARTER 2002 FINANCIAL RESULTS
    ---------------------------------------------------------------------------

         QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)
                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                              Form 40-F    X


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                          No    X

                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.   First Quarter ended March 31, 2002 Financials, including
     Management's Discussion and Analysis of Financial Condition and Results of Operations
2.   Financial Highlights
3.   Press Release dated April 25, 2002 (#06/02)
4. Supplemental Disclosure For the First Quarter Ended March 31, 2002, dated April 25, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

OVERVIEW
--------

Quebecor World is the largest commercial print media services company in the world. We are the market-leader in most of our product categories and geographies. This market leading position has been built through a combination of successfully integrated acquisitions, investment in key strategic technologies and a commitment to building long-term partnerships with the world's leading print media customers.

We have facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Belgium, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

On January 1, 2002, we adopted the new Handbook Section 3062 of the Canadian Institute of Chartered Accountants, GOODWILL AND OTHER INTANGIBLE ASSETS. Under this Section, goodwill is no longer amortized to the earnings statements and is tested for impairment annually. We conducted the transitional goodwill impairment test as of the date of adoption and, based on this test, determined that there is no impairment.

QUARTER IN REVIEW
-----------------

The print media industry ended a difficult 2001 facing dramatic declines in magazine advertising pages, when compared to a record year 2000. The first quarter 2002 has seen continued erosion in our revenue base as advertising spending has continued to fall. (See Figure 1).

FIGURE 1

Clustered bar
Title:        Magazine Advertising Pages - Percentage
              Change Monthly vs 2000
X-axis        Jan 01 to Mar 02
Y-axis        0%, -5%, -10%, -15%, -20%
Column:       Value:
Jan-01         -0.9%
Feb            -9.8%
Mar            -7.9%
Apr            -9.3%
May           -16.8%
Jun           -18.4%
Jul           -17.2%
Aug           -12.3%
Sep            -9.9%
Oct           -16.7%
Nov           -17.5%
Dec           -19.3%
Jan-02        -18.4%
Feb           -22.9%
Mar           -14.6%

Source:       Publishers Information Bureau (PIB)

Revenue was $1,459 million, $118 million lower than 2001. The Company is taking advantage of this reduced capacity utilization to execute its restructuring initiatives and should realize cost reductions earlier than planned. The benefits of these cost reductions will become increasingly apparent in future quarters.

Operating margins have continued to decline as overall capacity utilization decreases. It is not expected to recover substantially until advertising markets recover. This recovery is expected to occur in the third quarter of the year.

Our North American business has performed in line with expectations, in a difficult market place. Demand continued to show weakness throughout the quarter, but proactive cost containment initiatives ensured operating income was above guidance targets established in the Fall 2001.

Our European business excluding France performed well, in markets showing significant declines in advertising revenue. Our French business suffered from an 8% fall in revenue, as German printers aggressively priced surplus capacity, drawing volumes from the rest of Europe.

Our Latin American business continued to show strong growth, as new contracts increased revenues as well as operating income. Our facility in Recife, Brazil continues to suffer from startup problems, but our new Mexican facility performed strongly in the quarter.

Financial expenses decreased by $9 million to $46 million in 2002, a 16% improvement. This reduction in interest is a result of lower interest rates on long-term debt and the securitization program as well as management's commitment to reduce debt and strengthen the Company's balance sheet.

The effective tax rate was 24.0%, compared to 27.8% in 2001. The effective tax rate, before restructuring and other special charges, was 23.4% for the full year 2001.

Net income was $46 million, $3.5 million or 8% higher than 2001. Earnings per share for the first quarter was $0.28, a 4% increase compared to $0.27 last year.

RESTRUCTURING INITIATIVES
-------------------------

The restructuring initiatives announced in 2001 have progressed ahead of schedule.

FIGURE 2

Table
Title:        2001 Restructuring Initiatives - Progress Report

Column Title: Key Projects        Status        Completion Date
              ----------------------------------------------------
Rows:         Metairie            closed        2nd Quarter
              Oklahoma City       closed        2nd Quarter
              Eagle               closed        2nd Quarter
              Chicago Wessel      closed        2nd Quarter
              Sayers              announced     3rd Quarter
              Oakwood             announced     3rd Quarter
              Orlando Litho       closed        completed
              Arlington Heights   closed        2nd Quarter
              Hawkins             closed        3rd Quarter
              Buenos Aires        closed        3rd Quarter
              Other Projects      -             up to 3rd Quarter
              ----------------------------------------------------

More than 2,000 employee positions have been eliminated as a result of restructuring initiatives implemented to date. As shown in figure 2, 10 facilities have been closed or their closure announced, and more than 20 pieces of equipment have been successfully relocated. The cash costs incurred as at March 31, 2002 are as follows:

FIGURE 3

Table
Title:        Restructuring Initiatives - Cash Costs ($ millions)

                           Restructuring       Other Special             Total
                           Charges             Charges
--------------------------------------------------------------------------------
Balances as at
 Dec. 31, 2001                 $98.5               $9.0                  $107.5

Utilized in the first          (15.2)              (3.3)                  (18.5)
Quarter 2002
--------------------------------------------------------------------------------
Balance as at
 March 31, 2002                $83.3               $5.7                   $89.0
--------------------------------------------------------------------------------

The above cash costs do not reflect the progress of the restructuring due to trailing severance payments, future lease payments and other delayed exit costs.

Management expects that the planned restructuring will be substantially completed by September 2002.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION
---------------------------------------------------

Free Cash Flow for the first quarter showed an outflow of $80 million, a $139 million improvement compared to the same period for 2001. This significantly improved cash flow was net of cash used in implementing the restructuring initiatives announced last year of $18.5 million. This improvement in a difficult economic environment underlines management's commitment to reducing debt levels, and strengthening the balance sheet in preparation for future growth opportunities.

In March 2002, we acquired European Graphic Group S.A. ("E2G"), a subsidiary of Hachette Filipacchi Medias in Europe. E2G owns printing and bindery facilities in France and Belgium and a 50% ownership of Bayard Hachette Routage in France. This investment complements our European Gravure platform, and comes with a $400 million (exclusive of paper) long-term printing contract for Hachette's magazines in Europe. The purchase price, including assumption of long-term debt net of cash and cash equivalents, increased our long-term debt by $70.7 million.

FIGURE 4

Table
Title:        E2G - Net assets acquired at fair value

Assets acquired
              Cash and cash equivalents                   $ 7.5
              Non-cash operating working capital            1.7
              Property, plant and equipment                82.1

Liabilities assumed:
              Long-term debt                               55.5
              Other liabilities                             5.7
              Deferred income taxes                         7.4
              --------------------------------------------------
Net assets acquired                                       $22.7
----------------------------------------------------------------

Consideration:
              Cash                                        $ 3.3
              Purchase price balance                       19.4
              --------------------------------------------------
                                                          $22.7
----------------------------------------------------------------

As at December 31, 2001, we had committed to repurchase, under the Normal Course Issuer Bid announced on April 6, 2001, a total of 148,500 Subordinate Voting Shares. The settlement of this commitment took place in January 2002, for a net cash consideration of Cdn$5.2 million ($3.5 million), at an average cost per share of Cdn$35.28 ($23.89). A total of 3,692,200 Subordinate Voting Shares, at an average cost per share of Cdn$40.36 ($27.54), were repurchased under the program which expired on April 5, 2002.

Debt levels continue to fall, with outstanding debt as at March 31, 2002, showing a $125 million improvement over the same date of March 2001. The debt to capitalization ratio also improved to 47:53 compared to 48:52 in 2001.

Following recent announcements by the Securities and Exchange Commission, we decided to provide details of contractual cash obligations for the remainder of 2002 and future years. As shown in figure 5, average annual cash obligations over the next three years represent approximately 10% of the 2001 EBITDA before restructuring and other charges.


FIGURE 5

Table
Title:        Contractual Cash Obligations ($ millions)

                          Remaining of                                                    2007 and
                                  2002          2003        2004        2005         2006 thereafter
Long-term Debt and
 convertible notes                   1             4          26           0          250       1,798

Capital Leases                      43            23          21          12            9          23

Operating Leases                    59            73          60          64           46          95

------------------------------------------------------------------------------------------------------
Total Contractual                  103           100         107          76          305       1,916
 Cash Obligations
------------------------------------------------------------------------------------------------------

We invested $47 million in capital projects during the first quarter of 2002. These capital expenditures were focused on implementing the various restructuring initiatives together with customer driven projects as well as projects initiated under the Quebecor World Employee Suggestion Team program designed to reduce costs and improve efficiency.

We believe that our liquidity, capital resources and cash flow from operations are sufficient to fund planned capital expenditures, working capital requirements, interest and principal payments for the foreseeable future.

RISKS AND UNCERTAINTIES
-----------------------

In the normal course of business, we are exposed to changes in interest rates and foreign exchange rates. However, we manage the interest rate exposure by having a balanced schedule of debt maturities as well as a combination of fixed and variable rate obligations. In addition, we have entered into interest rate swap agreements to manage this exposure.

We have also entered into foreign exchange forward contracts and cross-currency interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales and to manage our foreign exchange exposure on certain liabilities.

While the counter parties of these agreements expose us to credit loss in the event of non-performance, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of the counter parties. We do not hold or issue any derivative financial instruments for trading purposes.

Concentrations of credit risk with respect to trade receivables are limited due to our diverse operations and large customer base. As at March 31, 2002, we had no significant concentrations of credit risk.

ACCOUNTING POLICIES
-------------------

The Consolidated Financial Statements have been prepared using the same accounting policies described in the Company's latest Annual Report with the exception of the following items.

In August 2001, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3062, GOODWILL AND OTHER INTANGIBLE ASSETS. Under Section 3062, goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps as explained in note 2 of the quarterly consolidated financial statements.

We have adopted Section 3062 effective January 1, 2002. As of the date of adoption, we had unamortized goodwill of approximately $2.5 billion. In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The Company conducted the first step of the transitional goodwill impairment test as of the date of adoption and, based on this test, determined that there is no impairment. The impact of that change is presented in note 2 of the quarterly consolidated financial statements.

In November 2001, the CICA approved the modification of Section 1650 of the CICA handbook, FOREIGN CURRENCY TRANSLATION, to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. In the first quarter of 2002, we adopted the new recommendations retroactively. The effect of adopting the new recommendations did not have a significant impact on the consolidated balance sheet and consolidated statements of income and retained earnings and cash flows as at March 31, 2002.

Effective January 1, 2002 we adopted the new recommendations of CICA Handbook
Section 3870, STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value.

As permitted by Section 3870, we have chosen to continue our existing policy of recording no compensation cost on the grant of stock options to employees. Any consideration paid by employees on exercise of stock options is credited to capital stock.

SEASONALITY
-----------

The operations of our business are seasonal, with approximately two-thirds of historical operating income recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.

FORWARD LOOKING STATEMENT
-------------------------

Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for our products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by our competitors and general changes in economic conditions.


Michael Young,
Senior Vice President,
Financial Operations and Control,
Corporate Controller

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Periods ended March 31
(In millions of US dollars, except for earnings per share amounts)
(Unaudited)

------------------------------------------------------------------------------------------------------------
                                                               Notes             2002               2001
------------------------------------------------------------------------------------------------------------
REVENUES                                                                     $   1,459.2        $   1,576.7

Operating expenses:
     Cost of sales                                                               1,140.1            1,234.6
     Selling, general and administrative                                           129.4              122.9
     Depreciation and amortization                                                  82.9               82.8
------------------------------------------------------------------------------------------------------------
                                                                                 1,352.4            1,440.3
------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                   106.8              136.4

Financial expenses                                                                  45.5               54.3
------------------------------------------------------------------------------------------------------------
Income before income taxes                                                          61.3               82.1

Income taxes                                                                        14.7               22.8
------------------------------------------------------------------------------------------------------------
Income before minority interest                                                     46.6               59.3

Minority interest                                                                    0.6                0.9
------------------------------------------------------------------------------------------------------------
NET INCOME BEFORE GOODWILL AMORTIZATION                                             46.0               58.4

Goodwill amortization, net of income taxes                       2 (a)                 -               15.9
------------------------------------------------------------------------------------------------------------
NET INCOME                                                                   $      46.0        $      42.5

Net income available to holders of preferred shares                                  7.1                3.2
------------------------------------------------------------------------------------------------------------
Net income available to holders of equity shares                             $      38.9        $      39.3
------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE                                               7
     Basic                                                                   $      0.28        $      0.27
     Diluted                                                                 $      0.28        $      0.27
------------------------------------------------------------------------------------------------------------
Average number of equity shares outstanding (in millions)        7
     Basic                                                                         140.2              145.1
     Diluted                                                                       140.8              145.8
------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS:
Balance, beginning of period                                                 $     721.8        $     870.3
     Net income                                                                     46.0               42.5
     Shares repurchased                                          6                  (1.4)             (17.1)
     Share issue expenses                                                              -               (3.0)
     Dividends:
         Equity shares                                                             (16.8)             (14.3)
         Preferred shares                                                           (7.1)              (2.5)
------------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                                       $     742.5        $     875.9
============================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Periods ended March 31
(In millions of US dollars)
(Unaudited)

---------------------------------------------------------------------------------------------------------------
                                                                  Notes            2002                2001
---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
     Net income                                                                 $      46.0        $      42.5
     Non-cash items in net income:
         Depreciation of property, plant and equipment                                 77.3               77.1
         Deferred income taxes                                                         12.3               14.9
         Amortization of goodwill and deferred charges                                  5.6               21.6
         Other                                                                          2.1                2.7

     Changes in non-cash balances related to operations:
         Trade receivables                                                           (138.4)             (56.5)
         Inventories                                                                  (10.5)              (6.0)
         Trade payables and accrued liabilities                                           -             (215.2)
         Other current assets and liabilities                                         (10.5)              (4.3)
         Other non-current assets and liabilities                                     (10.9)             (30.3)
---------------------------------------------------------------------------------------------------------------
     Cash used by operating activities                                                (27.0)            (153.5)

FINANCING ACTIVITIES:
     Net change in bank indebtedness                                                      -               (1.2)
     Net proceeds from issuance of equity shares                                        6.0                2.6
     Repurchases of shares for cancellation                         6                  (3.5)             (40.4)
     Net proceeds from issuance of preferred shares                                       -              127.2
     Net issuance of long-term debt                                                    13.7              123.1
     Dividends on equity shares                                                       (16.8)             (14.3)
     Dividends on preferred shares                                                     (7.1)              (2.5)
---------------------------------------------------------------------------------------------------------------
     Cash (used) provided from financing activities                                    (7.7)             194.5

INVESTING ACTIVITIES:
     Acquisitions of businesses, net of cash and cash equivalents   3                   3.9              (37.7)
     Additions to property, plant and equipment                                       (46.5)             (63.5)
     Net proceeds from disposal of other assets                                         0.5                0.9
     ----------------------------------------------------------------------------------------------------------
     Cash used by investing activities                                                (42.1)            (100.3)

Effect of exchange rate changes on cash and cash equivalents                           (4.8)               8.6
---------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                             (81.6)             (50.7)

Cash and cash equivalents, beginning of period                                         85.5               52.7
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                        $       3.9        $       2.0
===============================================================================================================
Supplemental cash flow information:

Interest paid                                                                   $      60.7        $      65.7
Income taxes paid                                                                      11.8               21.9
===============================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(In millions of US dollars)

                                                                      MARCH 31        December 31           March 31
                                                                   (UNAUDITED)          (Audited)        (Unaudited)
--------------------------------------------------------------------------------------------------------------------
                                                       Notes              2002               2001               2001
--------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
     Cash and cash equivalents                                     $       3.9        $      85.5        $       2.0
     Trade receivables                                                   509.1              366.6              639.9
     Receivables from related parties                                      0.5                1.9                3.9
     Inventories                                                         387.8              377.1              466.7
     Deferred income taxes                                                58.0               58.0               58.1
     Prepaid expenses                                                     23.1               24.1               34.3
--------------------------------------------------------------------------------------------------------------------
Total current assets                                                     982.4              913.2            1,204.9

Property, plant and equipment, net                                     2,662.8            2,634.0            2,649.3
Goodwill                                            2 (a), 5           2,462.9            2,470.7            2,432.3
Other assets                                                             130.7              132.0              151.8
--------------------------------------------------------------------------------------------------------------------
Total assets                                                       $   6,238.8        $   6,149.9        $   6,438.3
====================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Bank indebtedness                                             $       0.1        $       0.1        $       1.8
     Trade payables                                                      520.4              462.9              442.6
     Accrued liabilities                                                 516.8              561.2              475.2
     Income and other taxes payable                                       22.0               26.5               10.7
     Current portion of long-term debt and convertible notes              50.2               57.0               84.7
--------------------------------------------------------------------------------------------------------------------
Total current liabilities                                              1,109.5            1,107.7            1,015.0

Long-term debt                                                         2,046.9            1,961.9            2,142.9
Other liabilities                                                        243.5              245.6              274.1
Deferred income taxes                                                    254.7              234.0              326.5
Convertible notes                                                        113.7              113.3              106.1
Minority interest                                                         14.4               14.2               13.5

Shareholders' equity:
     Capital stock                                       6             1,797.2            1,793.3            1,740.7
     Additional paid-in capital                                          104.6              104.6              104.6
     Retained earnings                                                   742.5              721.8              875.9
     Translation adjustment                                             (188.2)            (146.5)            (161.0)
--------------------------------------------------------------------------------------------------------------------
                                                                       2,456.1            2,473.2            2,560.2
--------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                         $   6,238.8        $   6,149.9        $   6,438.3
====================================================================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Periods ended March 31, 2002 and 2001
(Tabular amounts are expressed in millions of US dollars, except for earnings per share amounts)
(Unaudited)


1.   BASIS OF PRESENTATION

     The Consolidated Financial Statements included in this report are unaudited and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation. These Consolidated Financial Statements have been prepared in conformity with Canadian generally accepted accounting principles. The same accounting policies as described in the Company's latest Annual Report have been used, with the exception of the new accounting changes described in note 2. However, these Consolidated Financial Statements do not include all disclosures required under generally accepted accounting principles and accordingly should be read in conjunction with the Consolidated Financial Statements and the notes thereto included in the Company's latest Annual Report. The results of operations for the interim periods should not be considered indicative of full year results due to the seasonality of our business.


2.   ACCOUNTING CHANGES

     The Company has changed certain accounting policies to comply with new standards.

     a)  Goodwill and Other Intangible Assets

         In August 2001, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3062, Goodwill and Other Intangible Assets. Under Section 3062, goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the income statement before extraordinary items and discontinued operations.

         Intangible assets acquired in business combinations and intangible assets acquired individually or with a group of other assets, which have indefinite lives, are not amortized, and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any. Intangible assets with definite useful lives are amortized over their useful life.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     A)  GOODWILL AND OTHER INTANGIBLE ASSETS  (CONT'D)

         The Company has adopted Section 3062 effective January 1, 2002. As of the date of adoption, the Company had unamortized goodwill of $2,470.7 million. In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $15.2 million (net of taxes of $1.3 million) for the three-month period ended March 31, 2002. The following summarizes the effect of the accounting change if it were applied retroactively:

         ----------------------------------------------------------------------------------------------------------
                                                                  THREE MONTHS ENDED             THREE MONTHS ENDED
                                                                    MARCH 31, 2002                MARCH 31, 2001
         ----------------------------------------------------------------------------------------------------------
         Net income, as reported in the consolidated
            statements of income                                     $     46.0                    $      42.5
         Goodwill amortization, net of taxes                                  -                           15.9
         ----------------------------------------------------------------------------------------------------------
         Net income, adjusted:                                       $     46.0                    $      58.4

         Earnings per share, adjusted:
            Basic                                                    $     0.28                    $      0.38
            Diluted                                                  $     0.28                    $      0.38
         ----------------------------------------------------------------------------------------------------------

         The Company conducted the first step of the transitional goodwill impairment test as of the date of adoption and, based on this test, determined that there is no impairment.

     B)  FOREIGN CURRENCY TRANSLATION

         In November 2001, the CICA approved the modification of Section 1650 of the CICA handbook, FOREIGN CURRENCY TRANSLATION, to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. In the first quarter of 2002, the Company adopted the new recommendations retroactively. The effect of adopting the new recommendations did not have a significant impact on the consolidated balance sheet and consolidated statements of income and retained earnings and cash flows as at March 31, 2002.

     C)  STOCK-BASED COMPENSATION

         Effective January 1, 2002 the Company adopted the new recommendations of CICA Handbook Section 3870, STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value. This Section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after January 1, 2002.

         The Company, as permitted by Section 3870, has chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Any consideration paid by employees on exercise of stock options is credited to capital stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     C)  STOCK-BASED COMPENSATION  (CONT'D)

         The Company has not issued any stock options to participants in the first quarter of 2002. As a result, compensation cost and net income for the three-month period ended March 31, 2002 would not have been different had the Company applied the fair value based method of accounting for stock options.

3.   BUSINESS ACQUISITIONS

     In March 2002, the Company purchased all of the issued and outstanding shares of European Graphic Group S.A. ("E2G"), a subsidiary of Hachette Filipacchi Medias in France, for a cash consideration of $3.3 million and a purchase price balance amounting to $19.4 million. The purchase price will be adjusted by contingent consideration based on achieving a specific performance level over the next three years. E2G owns printing and bindery facilities in France and Belgium and a 50% ownership of Bayard Hachette Routage in France. This acquisition was accounted for using the purchase method and no goodwill resulted from the acquisition. Earnings are included in the consolidated statements of income since the date of acquisition. The allocation purchase price process was not completed as at March 31, 2002 and the amounts assigned to the assets and liabilities may be subsequently adjusted.

     During the quarter, the Company also acquired minority interests in North America for a cash consideration of $0.3 million.

4.   RESTRUCTURING AND OTHER CHARGES

     As at January 1, 2002, the balance of the restructuring reserve was $107.5 million; this related to workforce costs resulting from planned closures and other headcount reductions in addition to other restructuring and exit costs. The Company utilized $18.5 million of the restructuring and other charges reserve during the period ended March 31, 2002.

5.   GOODWILL

     The changes in the carrying amount of goodwill for the three-month period ended March 31, 2002 are as follows:

     --------------------------------------------------------------------------------------------------------------
                                                           NORTH                            LATIN
                                                         AMERICA          EUROPE          AMERICA            TOTAL
     --------------------------------------------------------------------------------------------------------------
     Balance as at January 1, 2002                    $  2,181.5       $   270.8       $     18.4       $ 2,470.7

     Goodwill acquired during the period                     0.3               -                -             0.3

     Foreign currency changes                                  -             1.8             (9.9)           (8.1)
     --------------------------------------------------------------------------------------------------------------
     BALANCE AS AT MARCH 31, 2002                     $  2,181.8       $   272.6       $      8.5       $ 2,462.9
     --------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.   CAPITAL STOCK

     During the period ended March 31, 2002, the Company repurchased for cancellation under the Normal Course Issuer Bid program initiated in 2001, a total of 148,500 Subordinate Voting Shares for a net cash consideration of Cdn$5.2 million ($3.5 million).

7.   EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                                                     Three months
     ------------------------------------------------------------------------------------------------
                                                                                 2002            2001
     ------------------------------------------------------------------------------------------------
     Net income available to holders of equity shares                      $     38.9      $    39.3
     ------------------------------------------------------------------------------------------------

     (In millions)
     Weighted average of equity shares outstanding                              140.2          145.1

     Effect of dilutive stock options                                             0.6            0.7
     ------------------------------------------------------------------------------------------------
     Weighted average number of diluted equity shares outstanding               140.8          145.8
     ------------------------------------------------------------------------------------------------

     Basic earnings per share                                              $     0.28      $    0.27
     Diluted earnings per share                                            $     0.28      $    0.27
     ------------------------------------------------------------------------------------------------

     Diluted earnings per share does not include the effects of the convertible notes as the effect of their inclusion is anti-dilutive.

8.   SEGMENT DISCLOSURE

     The Company operates in the printing industry. Its business groups are located in three main segments: North America, Europe and Latin America. The Company assesses the performance of each segment based on operating income. These segments are managed separately since they all require specific market strategies. Summarization of the segmented information is as follows:

     ---------------------------------------------------------------------------------------------------------------
                                       NORTH                       LATIN                       INTER-
                                     AMERICA        EUROPE       AMERICA          OTHER       SEGMENT         TOTAL
     ---------------------------------------------------------------------------------------------------------------
     Three months ended March 31,

     2002
     REVENUES                      $ 1,201.0     $   211.8     $     46.7    $       -      $    (0.3)    $  1,459.2
     OPERATING INCOME                  107.5           5.3            2.3         (8.3)             -          106.8

     2001
     Revenues                      $ 1,315.6     $   227.1     $     34.2    $       -      $    (0.2)    $  1,576.7
     Operating income                  125.0          12.8            1.9         (3.3)             -          136.4
     ---------------------------------------------------------------------------------------------------------------

Graph: Stacked column with 3-D visual effect

             Operating Margins
Title:       -----------------
              (Three Months)

X axis only:  1999, 2000, 2001, 2002

Column:           Value:
  1999             6.2%
  2000             8.5%
  2001             8.7%
  2002             7.3%

Graph: Stacked column with 3-D visual effect with stacked line marking values from 1999 to 2002

             Net Income ($ Millions) - Diluted EPS ($)
Title:       -----------------------------------------
                         (Three Months)

Note: The columns specify for Net Income

X axis only: 1999, 2000, 2001, 2002

Column:           Value:
  1999             $23.2
  2000             $37.6
  2001             $42.5
  2002             $46.0

Note: The line specifies for Diluted EPS

Line with marking value:     Value:
  1999                        $0.18
  2000                        $0.24
  2001                        $0.27
  2002                        $0.28

QUEBECOR WORLD INC.
FINANCIAL HIGHLIGHTS

Periods ended March 31
(In millions of US dollars, except per share amounts)
(Unaudited)

                                                                            Three months
------------------------------------------------------------------------------------------------------------
                                                                2002                  2001          Change
------------------------------------------------------------------------------------------------------------

CONSOLIDATED RESULTS
--------------------
Revenues                                                   $ 1,459.2             $ 1,576.7             (7)%
Operating income before amortization                           189.7                 219.2            (13)%
Operating income                                               106.8                 136.4            (22)%
Net income*                                                     46.0                  42.5              8 %
Cash used by operating activities                             (27.0)                (153.5)
Free cash flow from operations**                              (80.1)                (218.6)
Operating margin before amortization                           13.0 %                 13.9 %
Operating margin                                                7.3 %                  8.7 %
============================================================================================================

SEGMENTED INFORMATION
---------------------
REVENUES
    North America                                          $ 1,201.0             $ 1,315.6             (9)%
    Europe                                                     211.8                 227.1             (7)%
    Latin America                                               46.7                  34.2             37 %

OPERATING INCOME
    North America                                            $ 107.5               $ 125.0            (14)%
    Europe                                                       5.3                  12.8            (59)%
    Latin America                                                2.3                   1.9             21 %

OPERATING MARGINS
    North America                                                9.0 %                 9.5 %
    Europe                                                       2.5 %                 5.6 %
    Latin America                                                4.9 %                 5.6 %
============================================================================================================

FINANCIAL POSITION
------------------
Working capital                                             $ (127.1)              $ 189.9
Total assets                                                 6,238.8               6,438.3
Long-term debt (including convertible notes)                 2,210.8               2,333.7
Shareholders' equity                                         2,456.1               2,560.2
Debt-to-capitalization                                         47:53                 48:52
============================================================================================================

PER SHARE DATA
--------------
Earnings*
   Basic                                                     $  0.28               $  0.27              4 %
   Diluted                                                   $  0.28               $  0.27              4 %
Dividends on equity shares                                   $  0.12               $  0.10             20 %
Book value                                                   $ 14.25               $ 15.32             (7)%
============================================================================================================

* Effective January 1, 2002, net income and earnings per share reflect the new accounting policy adopted by the Company under which goodwill is no longer amortized.

** Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

                             [QUEBECOR WORLD LOGO]

APRIL 25, 2002                                                            06/02

FOR IMMEDIATE RELEASE                                               Page 1 of 3


                 QUEBECOR WORLD ANNOUNCES FIRST QUARTER RESULTS
                           EARNINGS PER SHARE of $0.28

MONTREAL, CANADA -- Quebecor World Inc. today announced first quarter 2002 diluted earnings per share of $0.28. Revenues for the quarter were $1.46 billion down 7% compared to first quarter 2001 due to the continued weakness of the global advertising market. However, net income for the quarter increased by 8% to $46 million compared to $43 million last year. This year's results incorporate the new accounting rules relating to the non-amortization of goodwill.

Quebecor World's results from operations are starting to benefit from the Company's restructuring initiatives announced in October. Some North American Product Groups, which have largely completed their planned plant closures and staff reductions, are showing improved margins.

"I am pleased the savings and efficiencies planned for in the restructuring initiative are being reflected in our results," said Charles G. Cavell, President and CEO of Quebecor World. "The Company should benefit greatly when the market demand and advertising spending return to normal levels."

The restructuring initiatives announced in October 2001 are ahead of plan, with 10 facility closures already announced or completed. Management expects the restructuring plan will be substantially completed by the end of the Third Quarter, 2002, positioning Quebecor World to take full advantage of increasing operating leverage as the economy recovers. The current focus of management is to execute the 2001-2002 restructuring plan to improve efficiency and to improve the Company's financial condition through the reduction of bank borrowings.

In North America while magazine ad pages continue to be down year over year for the quarter, recent figures for March show an improving trend and we are hopeful this will lead to an upturn in the third and fourth quarter of 2002. Quebecor World continues to partner with the leading publishers and retailers in the industry and in 2001 we completed the largest transactions in the industry. In addition the Company had contract wins and renewals for such important customers as Brylane and Victoria's Secret.

After an extensive review of Quebecor World's goodwill it has been determined there is no impairment and therefore no financial correction required.

FOR IMMEDIATE RELEASE                                               Page 2 of 3

"Quebecor World is a company that has been built through acquisition, more than 85 during the last ten years. While we are looking at opportunites in all our geographies it is difficult to fully assess value in this market. Unlike many other companies, our goodwill has been determined to be fairly valued. This demonstrates that we buy when the price is right. This will continue to be our strategy going forward," said Mr. Cavell.

During the quarter Quebecor World completed the acquisition of the European printing assets of Hachette Filipacchi Medias. These assets consist of printing, binding and logistics facilities in France and a gravure plant in Belgium. Under the terms of the agreement Quebecor World has been awarded a long-term agreement to print many of Hachette publications in France, the right of first refusal on Hachette publications it doesn't already print and the right of first refusal on new publications in Europe.

Quebecor World's European revenues declined 7% compared to the same period in 2001 with the majority of the decrease attributed to France. The Company is implementing a cost reduction program. In Spain, Quebecor World signed its first European directory contract with Telefonica Espana to provide approximately one-third of the telephone directories in Spain.

Our Latin American business continues to grow with revenues increasing 37% in the first quarter. Quebecor World is increasing market share in its leading directory and book platforms. The Company recently signed a directory contract with Telefonica, owned by Telefonica de Espagna, to serve customers in Peru, Argentina and Brazil. QW Latin America now prints 58 billion directory pages a year for eight Latin American countries. This is approximately twice as many pages as Quebecor World prints in Canada.

Quebecor World has also signed book contracts with several leading Latin American publishers including Editorial Estrada and AZ Editora in Argentina, Zamora Ediciones S.A. in Colombia, Rezza Editores S.A. de C.V. in Mexico and Editora Melhoramentos in Brazil. The combined value of the contracts is approximately $100 million over the life of the contracts. All are long-term contracts of more than three-years, a significant accomplishment for Quebecor World given that book publishers have historically chosen to award short-term contracts.

The Board of Directors declared a dividend of $0.12 per share on Multiple Voting Shares and Subordinate Voting Shares. The Board also declared a dividend of CDN$0.3125 per share on Series 2 Preferred Shares, CDN$0.4219 per share on Series 4 Preferred Shares and CDN$0.43125 on Series 5 Preferred Shares. The dividends are payable on June 1, 2002 to shareholders of record at the close of business May 16, 2002.

QUEBECOR WORLD TO WEBCAST INVESTOR CONFERENCE CALL ON APRIL 25, 2002

Quebecor World Inc. will broadcast its First Quarter conference call live over the Internet on Thursday, April 25, at 5:00 PM (EDT).

The conference call, which will last approximately one hour, will be webcast live and can be accessed on the Quebecor World web site:

http://www.quebecorworld.com/htmen/webcasts/Q102
------------------------------------------------

FOR IMMEDIATE RELEASE                                               Page 3 of 3

Prior to the call please ensure that you have the appropriate software. The Quebecor World web address listed above has instructions and a direct link to download the necessary software, free of charge.

Anyone unable to attend this conference call may listen to the replay tape by phoning (416) 695-5800 or (800) 408-3053 passcode 1143007, available from April 25th to May 9th, 2002.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS RELEASE ARE FORWARD-LOOKING AND MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS.

THOSE RISKS INCLUDE, AMONG OTHERS, CHANGES IN CUSTOMERS' DEMAND FOR THE COMPANY'S PRODUCTS, CHANGES IN RAW MATERIAL AND EQUIPMENT COSTS AND AVAILABILITY, SEASONAL CHANGES IN CUSTOMER ORDERS, PRICING ACTIONS BY THE COMPANY'S COMPETITORS, AND GENERAL CHANGES IN ECONOMIC CONDITIONS.

Quebecor World Inc. (NYSE; TSE: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts
Director, Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor Word Inc.
(514) 877-5317
(800) 567-7070

                             [Quebecor World Logo]

                              QUEBECOR WORLD INC.

                            SUPPLEMENTAL DISCLOSURE
   AS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 25TH, 2002


                             FOR THE FIRST QUARTER
                             ENDED MARCH 31ST, 2002





                     FOR PUBLIC RELEASE ON APRIL 25TH, 2002

      http://www.quebecorworld.com/htmen/20_0/Pdf/Q102-Supp_Disclosure.pdf

QUEBECOR WORLD
-------------------------------------------------------------------------------
FIRST QUARTER ENDED MARCH 31st, 2002                                       Page

   1.    Highlights                                                           1
   ----------------------------------------------------------------------------

   2.    Recent Developments                                                  4
   ----------------------------------------------------------------------------

   3.    2001 Corporate Restructuring                                         7
   ----------------------------------------------------------------------------

   4.    Management Appointments                                              8
   ----------------------------------------------------------------------------

   5.    Corporate Finance                                                    9
   ----------------------------------------------------------------------------

   6.    Segmented Results of Operations                                     10
   ----------------------------------------------------------------------------

   7.    Breakdown of Revenues by Product Group                              13
   ----------------------------------------------------------------------------

   8.    Financial Condition                                                 14
   ----------------------------------------------------------------------------

   9.    Discussion of Consensus Earnings                                    15
   ----------------------------------------------------------------------------

  10.    2002 Management Objectives                                          16
  -----------------------------------------------------------------------------

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS DOCUMENT ARE FORWARD-LOOKING AND MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, WHICH MAY CAUSE OUR ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS. THOSE RISKS INCLUDE, AMONG OTHERS, CHANGES IN CUSTOMER DEMAND FOR OUR PRODUCTS, CHANGES IN RAW MATERIAL AND EQUIPMENT COSTS AND AVAILABILITY, SEASONAL CHANGES IN CUSTOMER ORDERS, PRICING ACTIONS BY OUR COMPETITORS AND GENERAL CHANGES IN ECONOMIC CONDITIONS.

1.  HIGHLIGHTS
-------------------------------------------------------------------------------
CONSOLIDATED RESULTS

THREE MONTHS ENDED MARCH 31, 2002

NET INCOME: Net income for the first quarter ended March 31, 2002 increased 8% to $46 million, versus $43 million last year.

EARNINGS PER SHARE: Diluted earnings per share for the first quarter ended March 31, 2002 were $0.28 versus $0.27 for the same period last year ($0.38 per share before goodwill amortization). This is $0.03 or 12% higher than the consensus of earnings estimates of $0.25.

REVENUES: For the first quarter ended March 31, 2002, revenues were $1,459 million, down 7% from 2001.

OPERATING INCOME: Operating income decreased 22% to $107 million, compared with $136 million for the corresponding period last year. The operating income margin for the quarter was 7.3% compared to 8.7% in 2001.

FREE CASH FLOW: For the first quarter ended March 31, 2002, free cash flow was negative $80 million, an improvement of $139 million compared to the first quarter of 2001.

ADOPTION OF CICA SECTION 3062:  GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, Quebecor World adopted the accounting standards prescribed by Section 3062 of the CICA Handbook. Under Section 3062, goodwill is no longer amortized to the earnings statement and is tested for impairment at least once per year. The Company conducted the first step of the transitional goodwill impairment test as of the date of adoption, and based on this test, determined that there is no impairment.

QUEBECOR WORLD                                                           PAGE 1

-------------------------------------------------------------------------------
CONSOLIDATED RESULTS

--------------------------------------------------------------------------------------------
(IN $ MILLIONS EXCEPT MARGINS                         FOR THE THREE MONTHS
AND PER SHARE DATA)                                       ENDED MARCH 31
--------------------------------------------------------------------------------------------
                                            2002             Change           2001
                                       -----------------------------------------------------
Revenues                                  $ 1,459               -7%         $ 1,577

EBITDA 1                                      190              -13%             219

Operating income 1                            107              -22%             136

Net income 1                                   46               -8%              43

Diluted Earnings per share 1               $ 0.28                4%          $ 0.27

EBITDA  margin                               13.0%                             13.9%

Operating margin                              7.3%                              8.7%
--------------------------------------------------------------------------------------------

1 Including non-operating expenses of $0.3 million for Q1 2002 and $2.4 million for Q1 2001

QUEBECOR WORLD                                                           PAGE 2

-------------------------------------------------------------------------------
IMPACTS OF CURRENCY TRANSLATION AND OTHER FACTORS

(IN $ MILLIONS, EXCEPT PER SHARE DATA)

------------------------------------------------------------------------------------------
         IMPACT ON:                                                          Q1 2002
------------------------------------------------------------------------------------------
          REVENUES                    Weaker foreign currencies               (22)
                                  --------------------------------------------------------
                                      Business Acquisitions                    36
                                  --------------------------------------------------------
                                      TOTAL                                   $15
------------------------------------------------------------------------------------------
      OPERATING INCOME 1              Weaker foreign currencies              (0.2)
                                  --------------------------------------------------------
                                      Business Acquisitions                   5.9
                                  --------------------------------------------------------
                                      TOTAL                                  $5.7
------------------------------------------------------------------------------------------
  EARNINGS PER SHARE (PRE-TAX)        Weaker foreign currencies              0.00
                                  --------------------------------------------------------
                                      Business Acquisitions                  0.04
                                  --------------------------------------------------------
                                      TOTAL                                 $0.04
------------------------------------------------------------------------------------------

1 In 2001, non-operating expenses were $2.4 million compared with $0.3 million in 2002.

QUEBECOR WORLD                                                           PAGE 3

2.  RECENT DEVELOPMENTS
-------------------------------------------------------------------------------

QUEBECOR WORLD INC. CONFIRMS CLOSING OF THE ACQUISITION OF HACHETTE FILIPACCHI PRINTING ASSETS

On March 12, 2002, Quebecor World Inc. closed the acquisition of the Hachette Filipacchi Medias printing assets in Europe. The total consideration for the assets was approximately $71 million.

Hachette Filipacchi Medias is one of the world's top publishers and as part of the transaction it is entering into a long-term agreement with Quebecor World to print many of its magazines in Europe. The value is estimated to be $400 million over the term of the contract, excluding paper.

LONG TERM CONTRACT WITH BRYLANE INC.

On February 7, 2002, Quebecor World announced that it had been awarded a long-term contract by Brylane Inc. for the printing, pre-media, mail list and logistics services of its Lane Bryant catalog. Lane Bryant's parent company, Brylane, is the leader in U.S. specialty catalogs mailing over 500 million catalogs in 2001 in the U.S. alone. Quebecor World will produce the catalog in its Augusta, GA plant. Pre-media will be handled by its Que-Net Media(TM) Washington, DC division and both list management and logistics services will be managed out of Quebecor World's Bensenville, IL facility.

QUEBECOR WORLD                                                           PAGE 4

-------------------------------------------------------------------------------
NORTH AMERICAN MARKET GAINS

     At the Annual General Meeting of Shareholders, the following contract wins were announced:

      CUSTOMER                         PRODUCTS/SERVICES
      --------                         -----------------
      -  Brylane                       -  Catalog, Premedia, MLT, Logistics
      -  Circuit City                  -  Catalog, Retail
      -  CompUSA                       -  Catalog, Retail
      -  Victoria's Secret             -  Catalog, Premedia, MLT, Logistics
      -  Sam's Club                    -  Commercial
      -  Columbia House                -  Commercial
      -  Chrysler                      -  Commercial, Magazine
      -  First USA                     -  Commercial, MLT, Logistics
      -  Kohl's                        -  Retail
      -  Simon & Schuster              -  Book
      -  Microsoft Press               -  Book
      -  Time Inc.                     -  Magazine
      -  Forbes                        -  Magazine, Premedia

QUEBECOR WORLD                                                           PAGE 5

-------------------------------------------------------------------------------

ARGENTINA PESOS DEVALUATION

The impact of the Argentinean pesos devaluation was assessed and no significant impact was reported to the income statement.

NEW REPORTING PRESENTATION BY PRODUCT GROUP

Effective January 1, 2002, Quebecor World introduced a new financial reporting structure. Previously, revenues were disclosed on a product line basis. In order to improve consistency with the Company's management structure, revenues are now broken down by "Product Group".

QUEBECOR WORLD                                                           PAGE 6

3.  2001 CORPORATE RESTRUCTURING
-------------------------------------------------------------------------------

Implementation of the restructuring plan announced on October 9, 2001 is currently ahead of schedule. Ten facilities have been closed or announced to be closed, and more than 20 pieces of manufacturing equipment have been redeployed. Management expects that the planned restructuring will be substantially completed by September 2002.

Total cash costs incurred for restructuring and other special charges are as follows:

----------------------------------------------
Q4 2001                            $24 million
Q1 2002                            $19 million
Total cash costs to date           $43 million
Total expected cash costs         $130 million
----------------------------------------------

QUEBECOR WORLD                                                           PAGE 7

4.  MANAGEMENT APPOINTMENTS
-------------------------------------------------------------------------------

KEY MANAGEMENT APPOINTMENTS

At its Annual General Meeting of Shareholders on April 3, 2002, Quebecor World announced that The Right Honourable Brian Mulroney would assume the position of Chairman of the Board of Quebecor World Inc. coincident with the meeting. Mr. Mulroney's extensive knowledge and reach in the field of international business will enrich Quebecor World's strategy to expand its printing platform with global customers.

Also at the Annual General Meeting, Erik Peladeau was appointed Vice Chairman and Senior Executive Vice President, Quebecor World Inc. Erik is a member of the Office of the CEO, and will assist in establishing and implementing Quebecor World's global strategy.

QUEBECOR WORLD                                                           PAGE 8

5.  CORPORATE FINANCE
-------------------------------------------------------------------------------

NORMAL COURSE ISSUER BID

As at March 30, 2002 Quebecor World had purchased a total of 148,500 Subordinate Voting Shares under its 2001 normal course issuer bid program.

Over the past two years, since it initiated its 2000 normal course issuer bid, the Company has repurchased a total of 8.6 million shares for a total consideration of $223 million (Cdn $323 million) under its 2000 and 2001 programs.

-----------------------------------------------------------------------
NORMAL COURSE SHARE REPURCHASES                      FIRST QUARTER 2002
-----------------------------------------------------------------------
Number of Shares Purchased                                 148,500
Average Price per Share (Cdn $)                             $35.28
Average Price per Share (US $)                              $23.89
-----------------------------------------------------------------------
Total in US $ millions                                        $3.5
-----------------------------------------------------------------------

QUEBECOR WORLD                                                           PAGE 9

6.  SEGMENTED RESULTS OF OPERATIONS
-------------------------------------------------------------------------------
NORTH AMERICA

--------------------------------------------------------------------------------
                                              FOR THE THREE MONTHS
(IN $ MILLIONS EXCEPT MARGINS)                    ENDED MARCH 31
--------------------------------------------------------------------------------
                                     2002             Change              2001
                                   ---------------------------------------------
Revenues                            $1,201              -9%              $1,316
EBITDA 1                               174              -10%                193
Operating income 1                     108              -14%                125
EBITDA margin                         14.5%                                14.7%
Operating margin                       9.0%                                 9.5%
--------------------------------------------------------------------------------

1 Including non-operating expenses of $ 0.1 million for Q1 2002 and of $ 2.0 million for Q1 2001.

QUEBECOR WORLD                                                           PAGE 10

-------------------------------------------------------------------------------
EUROPE

--------------------------------------------------------------------------------
                                              FOR THE THREE MONTHS
(IN $ MILLIONS EXCEPT MARGINS)                    ENDED MARCH 31
--------------------------------------------------------------------------------
                                     2002             Change              2001
                                   ---------------------------------------------
Revenues                            $212                 -7%             $227
EBITDA 1                              18                -28%               25
Operating income 1                     5                -59%               13
EBITDA margin                        8.6%                                11.1%
Operating margin                     2.5%                                 5.6%
--------------------------------------------------------------------------------

1 Including non-operating income of $ 0.1 million for Q1 2002 and non-operating expenses of $ 0.3 million for Q1 2001.

QUEBECOR WORLD                                                           PAGE 11

-------------------------------------------------------------------------------
LATIN AMERICA

--------------------------------------------------------------------------------
                                              FOR THE THREE MONTHS
(IN $ MILLIONS EXCEPT MARGINS)                    ENDED MARCH 31
--------------------------------------------------------------------------------
                                     2002             Change              2001
                                   ---------------------------------------------
Revenues                             $47               +37%               $34
EBITDA 1                             5.2               +43%               3.6
Operating income 1                   2.3               +21%               1.9
EBITDA  margin                      11.1%                                10.6%
Operating margin                     4.9%                                 5.6%
--------------------------------------------------------------------------------

1   Including non-operating expenses of $ 0.1 million for Q1 2002.

QUEBECOR WORLD                                                           PAGE 12

7. BREAKDOWN OF REVENUES BY PRODUCT GROUP
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                              FOR THE THREE MONTHS
(IN $ MILLIONS)                                  ENDED MARCH 31
--------------------------------------------------------------------------------
                                     2002             Change              2001
                                   ---------------------------------------------
North America
     Retail                         $  256             +14%             $  225
     Magazines & Catalogs           $  406             -14%             $  470
     Books                          $  125              -6%             $  133
     Directories                    $  109              -9%             $  119
     Commercial & Direct            $  188             -21%             $  239
     Other Domestic Revenues        $  117             -10%             $  130
                                    --------------------------------------------
North America                       $1,201              -9%             $1,316
Europe                                 212              -7%                227
Latin America                           47             +37%                 34
--------------------------------------------------------------------------------
Quebecor World Inc.                 $1,459              -7%             $1,577
--------------------------------------------------------------------------------

QUEBECOR WORLD                                                           PAGE 13

8. FINANCIAL CONDITION
-------------------------------------------------------------------------------
SUMMARIZED CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------------------------
(IN $ MILLIONS EXCEPT FINANCIAL RATIOS)                    MARCH 31, 2002         CHANGE      MARCH 31, 2001
------------------------------------------------------------------------------------------------------------
Non-cash working capital 1                                        $13              (96%)             $333
(in % of 12-month trailing revenues)                              0.2%                                5.1%

Net fixed assets                                                2,663               +1%             2,649

Total assets                                                    6,239               (3%)            6,438

Shareholders' equity                                            2,456               (4%)            2,560

Long Term Debt                                                  2,047               (4%)            2,143

Convertible Debentures (including the current portion)            114              (25%)              152

Debt:Equity                                                     47:53                               48:52

EBITDA Coverage Ratio 2                                           4.6                                 4.7

EBIT Coverage Ratio 2                                             2.9                                 3.2
------------------------------------------------------------------------------------------------------------

1   Before restructuring liabilities.
2   12-month trailing average before restructuring and other charges.

QUEBECOR WORLD                                                           PAGE 14

9. DISCUSSION OF CONSENSUS EARNINGS
-------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                       DILUTED EARNINGS PER SHARE 1
----------------------------------------------------------------------------------------------------------------------------
                         FIRST QUARTER       SECOND QUARTER        THIRD QUARTER       FOURTH QUARTER          FULL YEAR
                         EPS         %        EPS         %        EPS         %        EPS         %        EPS         %

1999                    $ 0.18   +13%        $ 0.36   +16%        $ 0.43   +13%        $ 0.58   +32%        $ 1.55     +20%
2000                    $ 0.24   +33%        $ 0.40   +11%        $ 0.58   +35%        $ 0.69   +19%        $ 1.90     +23%
2001                    $ 0.27   +13%        $ 0.41    +2%        $ 0.46   -21%        $ 0.45   -35%        $ 1.58     -17%
----------------------------------------------------------------------------------------------------------------------------
IQW 2002 GUIDANCE -
FEBRUARY 4, 2002                                                                                            $ 1.85-2.00
----------------------------------------------------------------------------------------------------------------------------
2002 CONSENSUS 2        $ 0.25   -7%         $ 0.37   -10%        $ 0.63   +37%        $ 0.68   +51%        $ 1.92     +22%
----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                               SUMMARY OF EARNINGS ESTIMATES 2002
-----------------------------------------------------------------------------------------------------------------------
                                FIRST QUARTER      SECOND QUARTER     THIRD QUARTER     FOURTH QUARTER       FULL YEAR
-----------------------------------------------------------------------------------------------------------------------
Average 1                           $0.25              $0.37              $0.63              $0.68              $1.92
High 1                              $0.29              $0.45              $0.74              $0.81              $2.06
Low 1                               $0.22              $0.31              $0.53              $0.60              $1.75
Number of Analysts                      8                  7                  7                  7                 12
-----------------------------------------------------------------------------------------------------------------------
IQW 2002 Guidance -
February 4, 2002              $0.25-$0.28                                                               $1.85 - $2.00
-----------------------------------------------------------------------------------------------------------------------

1   Before restructuring & other special charges.
2   Based on management's survey of 12 sell-side analysts as at April 18, 2002.

QUEBECOR WORLD                                                           PAGE 15

10. 2002 MANAGEMENT OBJECTIVES
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                         ACTUAL 2001            TARGET 2002 **
-------------------------------------------------------------------------------
EARNINGS PER SHARE *                      $1.58                $1.85 - $2.00

OPERATING INCOME MARGIN                     9.8%                     10%

FREE CASH FLOW                          $287 million            $300 million

DEBT-TO-CAPITALIZATION                       46%                     42%

CAPITAL EXPENDITURES                    $278 million            $200 million
-------------------------------------------------------------------------------

*    Before restructuring & other special charges.
     Reflects the adoption of FAS 142 and CICA 3062 effective January 1, 2002.
**   Reflects management's February 4, 2002 guidance for the current year.

QUEBECOR WORLD                                                           PAGE 16

                             [QUEBECOR WORLD LOGO]

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               QUEBECOR WORLD INC.


                             By:     /s/ Michael Young
                                     ---------------------------------------
                             Name:   Michael Young
                             Title:  Senior Vice President,
                                     Financial Operations and Control,
                                     Corporate Controller



Date: April 25, 2002